October 17, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:  Will Mastrianna

Re:
Loop Industries, Inc.

Registration Statement on Form S-3

File No. 333-234133

Acceleration Request
Requested Date:
October 21, 2019
Requested Time:
4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Loop Industries, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-234133) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan J. Baier at (212) 497-7736.

* * * *

Sincerely, LOOP INDUSTRIES, INC.

By:	/s/ Nelson Gentiletti
Nelson Gentiletti
Chief Financial Officer

cc:
Michel Megelas

Nelson Gentiletti

Loop Industries, Inc.

Martin J. Waters

Megan J. Baier

Wilson Sonsini Goodrich & Rosati, P.C.

Robert C. Kim

Ballard Spahr LLP